                                                       COMMISSION FILE NO. 1-496
- --------------------------------------------------------------------------------




                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549





                                   FORM 11-K

                                 ANNUAL REPORT





                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934





                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994




                               Title of the plan:
                              --------------------


                  HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN


              Issuer of the securities held pursuant to the plan:
             -----------------------------------------------------


                             HERCULES INCORPORATED
                                 Hercules Plaza
                            1313 North Market Street
                           Wilmington, Delaware 19894

                  HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN
                 ---------------------------------------------



                              FINANCIAL STATEMENTS
                             ----------------------


               STATEMENT OF ASSETS, LIABILITIES, AND PLAN EQUITY
                           December 31, 1994 and 1993



                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                  Years ended December 31, 1994, 1993 and 1992




                                      For



                                 ANNUAL REPORT

                                   FORM 11-K

                  HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN
    STATEMENT OF ASSETS, LIABILITIES AND PLAN EQUITY WITH FUND INFORMATION
                               DECEMBER 31, 1994

                                 HERCULES                                     BLENDED        FIDELITY
                               INCORPORATED     EQUITY      GOVERNMENT     INTEREST RATE     MAGELLAN         LOAN
                               COMMON STOCK      FUND        BOND FUND      SAVINGS FUND       FUND           FUND           TOTAL
ASSETS
Investments                    $1,867,454(a)   $301,076(b)    $24,643(c)    $12,427,503    $1,178,384(d)   $276,791(e)   $16,075,851
Receivable from Company             1,316         2,865          (273)           22,590         5,293           150           31,941
Cash                               42,145        51,559           (26)          604,798        20,035        28,052          746,563
                               ----------      --------       -------       -----------    ----------      --------      -----------
  Total Assets                 $1,910,915      $355,500       $24,344       $13,054,891    $1,203,712      $304,993      $16,854,355
                               ==========      ========       =======       ===========    ==========      ========      ===========

LIABILITIES & EQUITY
Liability for Withdrawals          $7,204          $807           $27          $100,083       $15,074        $7,694          130,889
Advances from Company                   0             0             0                 0           123             0              123
Plan Equity                     1,903,711       354,693        24,317        12,954,808     1,188,515       297,299       16,723,343
                                ---------       -------        ------       -----------    ----------     ---------      -----------
  Total Liabilities & Equity   $1,910,915      $355,500       $24,344       $13,054,891    $1,203,712      $304,993      $16,854,355
                               ==========      ========       =======       ===========    ==========      ========      ===========


                                                         DECEMBER 31, 1993

                               HERCULES                                      BLENDED       FIDELITY
                             INCORPORATED                    GOV'T BOND    INTEREST RATE   MAGELLAN
                             COMMON STOCK     EQUITY FUND       FUND       SAVINGS FUND      FUND         LOAN FUND       TOTAL
ASSETS
Investments                   $2,851,663(a)    $416,195(b)    $65,511(c)   $13,040,233    $1,074,037(d)  $  208,400(e)  $17,656,039
Receivable from Company            3,514         12,626           284          169,078         6,731              0         192,233
Cash                              35,252          2,799            17          266,361        74,745              0         379,174
                              ----------       --------       -------      -----------    ----------     ----------     -----------
  Total Assets                $2,890,429       $431,620       $65,812      $13,475,672    $1,155,513     $  208,400     $18,227,446
                              ==========       ========       =======      ===========    ==========     ==========     ===========

LIABILITIES & EQUITY
Liability for Withdrawals     $   35,376       $    213       $     0      $   317,031    $   43,651     $    7,637     $   403,908
Advances from Company              2,561         24,195         2,398           17,049         1,373              0          47,576
Plan Equity                    2,852,492        407,212        63,414       13,141,592     1,110,489        200,763      17,775,962
                              ----------       --------       -------      -----------    ----------     ----------     -----------
  Total Liabilities & Equity  $2,890,429       $431,620       $65,812      $13,475,672    $1,155,513       $208,400     $18,227,446
                              ==========       ========       =======      ===========    ==========     ==========     ===========

(a)      At fair value.  Cost: 1994, $956,271; 1993, $931,651.  Shares: 1994,
         48,505; 1993, 75,440.
(b)      At fair value.  Cost: 1994, $305,588; 1993, 416,195.
(c)      At fair value.  Cost: 1994, $24,643; 1993, $65,511.
(d)      At fair value.  Cost: 1994, $1,233,978; 1993, $1,061,069.
(e)      Represents loans to plan participants.

    The accompanying notes are an integral part of the financial statements.

                  HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN
     STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 1994


                                 HERCULES                                   BLENDED           FIDELITY
                               INCORPORATED                  GOV'T BOND    INTEREST RATE      MAGELLAN         LOAN
                               COMMON STOCK    EQUITY FUND      FUND       SAVINGS FUND        FUND            FUND        TOTAL
Contributions:
  Participating Employees        $   19,391      $  82,127     $14,095     $ 1,296,547      $  179,305      $    150    $ 1,591,615
  Company Contributions             140,989         15,884           0         334,351          38,821             0        530,045
                                 ----------      ---------     -------     -----------      ----------      --------    -----------
                                 $  160,380      $  98,011     $14,095     $ 1,630,898      $  218,126      $    150    $ 2,121,600
Interplan Transfers                       0       (303,343)     26,946          17,546         (3,732)        30,505       (232,078)
Investment Income:
  Cash Dividends                     52,760              0           0              75              0              0         52,835
  Interest                            2,364          1,190           7         907,976         48,656         28,052        988,245
Change in Market Value             (584,157)        (3,539)        314          24,144        (73,214)             0       (636,452)
                                 ----------      ---------     -------    ------------      ----------      --------    -----------
  Total                          $ (368,653)     $(207,681)    $41,362      $2,580,639      $  189,836      $ 58,707     $2,294,210
Withdrawals                         (98,544)      (103,257)    (80,459)     (2,970,014)        (94,500)          (55)    (3,346,829)
Interfund Transfers                (481,584)       258,419           0         202,591         (17,310)       37,884              0
                                 ----------      ---------     -------    ------------      ----------      --------    -----------
Change in Plan Equity              (948,781)       (52,519)    (39,097)       (186,784)         78,026        96,536     (1,052,619)
Plan Equity, Dec. 31, 1993        2,852,492        407,212      63,414      13,141,592       1,110,489       200,763     17,775,962
                                 ----------      ---------     -------    ------------      ----------      --------    -----------
Plan Equity, Dec. 31, 1994       $1,903,711      $ 354,693     $24,317     $12,954,808      $1,188,515      $297,299    $16,723,343
                                 ==========      =========     =======    ============      ==========      ========    ===========

                                                     YEAR ENDED DECEMBER 31, 1993

                                HERCULES                                 BLENDED         FIDELITY
                              INCORPORATED                GOV'T BOND   INTEREST RATE     MAGELLAN        LOAN
                              COMMON STOCK    EQUITY FUND     FUND     SAVINGS FUND        FUND          FUND        TOTAL
Contributions:
  Participating Employees      $   13,640     $  25,480      $17,263    $ 1,126,631    $   83,020    $      0     $1,266,034
  Company Contributions           158,614         8,210          388        140,344        23,442           0        330,998
                               ----------     ---------      -------    -----------    ----------    --------     -----------
                               $  172,254     $  33,690      $17,651    $ 1,266,975    $  106,462    $      0     $1,597,032
Interplan Transfers               352,762       572,505            0      7,856,933       931,495     201,207      9,914,902
Investment Income:
  Cash Dividends                   57,289             0            0              0             0           0         57,289
  Interest                          1,281           515          833        687,673        62,350           0        752,652
Change in Market Value          1,461,885         6,746          506          1,001        13,901           0      1,484,039
                               ----------     ---------      -------    -----------    ----------    --------     ----------
  Total                        $2,045,471     $ 613,456      $18,990    $ 9,812,582    $1,114,208    $201,207     13,805,914
Withdrawals                      (554,117)      (47,135)      (9,213)    (1,388,251)      (60,909)     (7,638)    (2,067,263)
Interfund Transfers              (374,890)     (188,714)       5,465        493,755        57,190       7,194              0
                               ----------     ---------      -------    -----------    ----------    --------     ----------
Change in Plan Equity           1,116,464       377,607       15,242      8,918,086     1,110,489     200,763     11,738,651
Plan Equity, Dec. 31, 1992      1,736,028        29,605       48,172      4,223,506             0           0      6,037,311
                               ----------     ---------      -------    -----------    ----------    --------    -----------
Plan Equity, Dec. 31, 1993     $2,852,492     $ 407,212      $63,414    $13,141,592    $1,110,489    $200,763    $17,775,962
                               ==========     =========      =======    ===========    ==========    ========    ===========


    The accompanying notes are an integral part of the financial statements.

                 HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN

     STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
                         YEAR ENDED DECEMBER 31, 1992


                                      HERCULES
                                    INCORPORATED        BLENDED                            MONEY
                                      COMMON        INTEREST RATE          EQUITY          MARKET
                                       STOCK         SAVINGS FUND           FUND            FUND            TOTAL
Contributions:
  Participating Employees            $    66,913       $  918,847          $10,246          $31,104       $1,027,110
  Company Contributions                  252,867                                                             252,867
                                     -----------       ----------          -------          -------       ----------
                                     $   319,780       $  918,847          $10,246          $31,104       $1,279,977
Interplan Transfers                                         3,441                                              3,441
Investment Income:
  Cash Dividends                         109,818                                                             109,818
  Interest                                 2,155          289,841              161            1,933          294,090
Change in Market Value                   448,041                0            2,369                0          450,410
                                     -----------       ----------          -------          -------       ----------
  Total                              $   879,794       $1,212,129          $12,776          $33,037        2,137,736
Withdrawals                           (1,042,958)      (2,412,196)         (29,959)         (27,333)      (3,512,446)
Interfund Transfers                     (350,738)         347,074            1,432            2,232                0
                                     ------------      ----------          -------          -------       -----------
Change in Plan Equity                   (513,902)        (852,993)         (15,751)           7,936       (1,374,710)
Plan Equity, Dec. 31, 1991             2,249,930        5,076,499           45,356           40,236        7,412,021
                                     -----------       ----------          -------          -------       ----------
Plan Equity, Dec. 31, 1992           $ 1,736,028       $4,223,506          $29,605          $48,172       $6,037,311
                                     ===========       ==========          =======          =======       ==========

    The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The financial statements of the Plan are prepared under the accrual method of accounting. Investments in the Plan are carried at fair value. The fair value of the common stock of Hercules Incorporated is based upon the price at which the stock closed on the New York Stock Exchange on the last business day of the year. The Blended Interest Rate Savings Fund is carried at cost plus accrued interest which is equivalent to fair value. The market value of the Equity Fund, the Government Bond Fund and the Fidelity Magellan Fund is based on the fair value of the underlying securities held by the fund. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Withdrawals are recorded upon distribution.

         The Plan provides that participants who retire from the Company may elect an Optional Valuation Date (OVD) for determining their final withdrawal. The OVD is the last business day in January of the year following retirement. The liability for such withdrawals is reflected in the financial statements on the Optional Valuation Date.

         The Plan presents in the statement of income and changes in plan equity the net appreciation (depreciation) in fair value of its investments (under the caption Change in Market Value), which consists of the realized gains or losses and the change in unrealized appreciation (depreciation) on those investments.

         The unrealized appreciation (depreciation) for all investments at December 31, 1994, December 31, 1993, and December 31, 1992 and January 1, 1992 was $851,077, $1,932,981, $889,575, and $590,088, respectively.

2.  INVESTMENT PROGRAM

         At time of enrollment in the Plan, a participant, by giving written notice to the Trustee, shall direct the investment of his monthly savings in any of the following, or a combination thereof, providing his monthly savings in any one medium selected is not less than 20% of the total amount saved and is stated in 5% increments.

         During May 1993, the Money Market Fund was eliminated and a U.S. Government Bond Fund and a Long-Term Capital Appreciation Fund (Fidelity Magellan) were added as investment media under the Plan. Participants with balances in the Money Market Fund were provided the option to transfer their balances to other investment funds or have their balances automatically transferred to the new U.S. Government Bond Fund.

         The following investment medium are available under the Employee Savings Plan.

    1.   Hercules Incorporated Common Stock.

    2. A Blended Interest Rate Savings Fund, wherein savings so directed are deposited with various major insurance companies, who guarantee the payment of principal. For 1994, the blended yield of these contracts was approximately 7.1%.

    3. Equity Fund. This Fund is made up of substantially all the stocks that make up the Standard and Poor's 500 Index in such a mix as to track as closely as possible the movement of the Index.

    4. U.S. Government Bond Fund, which invests in U.S. Treasury and Agency issues and fully insured savings bank deposits.

    5. Fidelity Magellan Fund is a Long-Term Capital Appreciation Fund, which invests in common stocks, and securities convertible to common stock, issued by companies operating in the U.S. and abroad as well as foreign companies. The Company contribution, as defined in the Plan, is equal to 25% of the participants' contribution.

         There were 923 participants at December 31, 1994 who participated in one or more of the five investment media. At December 31, 1994 the number of participants selecting each of the investment media for their contributions was as follows:

         Hercules Incorporated Common Stock   . . . . . . . . .          301
         Equity Fund  . . . . . . . . . . . . . . . . . . . . .           64
         Government Bond Fund . . . . . . . . . . . . . . . . .            9
         Blended Interest Rate Savings Fund   . . . . . . . . .          678
         Fidelity Magellan Fund . . . . . . . . . . . . . . . .           97

3.  INTERPLAN TRANSFERS

         Interplan transfers represent transfers from acquired company plans and rollovers of new employees' distributions from defined contribution plans.

         Effective July 1, 1993, the net assets of the Employee Savings Plan (approximately $10 MM) of the Aqualon Company (a wholly-owned subsidiary of Hercules Incorporated) were transferred to the Hercules Incorporated Employee Savings Plan. Participant's benefits under the plan were substantially unaffected by the transfer of net assets.


4.  TAX STATUS

         The United States Treasury Department advised on October 24, 1986, that the Plan as amended through January 1, 1985 is a qualified trust under
Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under provisions of Section 501(a) of the code.

         The Federal Income Tax status of the employee is covered under the caption "Federal Tax Aspects" of the Registration Statement "Hercules Incorporated Employee Savings Plan" (No. 33-21667) on Form S-8 and supplemented by periodic benefit updates.


5.  INVESTMENTS

         Investments that represent five percent or more of Plan Equity at December 31, 1994 or 1993 are as follows:

                                                                    1994                        1993
                                                                    ----                        ----
         Hercules Incorporated Common Stock                       $1,867,454                $2,851,663

         Fidelity Magellan Fund                                   $1,178,384                $1,074,037

         Group Annuity Contract with Peoples
             Life Insurance Company (#BDA 00002TR)                $1,530,997                $1,853,071

         Group Annuity Contract with Provident Life and
             Accident Insurance Company (#630-05537)              $1,234,558                $1,231,962

         Group Annuity Contract with Metropolitan Life
             Insurance Company (#12833), 7.4%, 4/30/95               935,268                        --

6.  SUBSEQUENT EVENT

         On March 15, 1995 Hercules completed the sale of its Aerospace business to Alliant Techsystems Inc. (Alliant). The sale agreement provided for a transfer of fund assets (approximately $4 million) and assumption of fund liabilities to Alliant as of April 1, 1995.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors,
Hercules Incorporated,
Wilmington, Delaware

    We have audited the accompanying statements of assets, liabilities and plan equity with fund information of Hercules Incorporated Employee Savings Plan as of December 31, 1994 and 1993, and the related statements of income and changes in plan equity with fund information for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Plan's administrators. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hercules Incorporated Employee Savings Plan as of December 31, 1994 and 1993, and its income and changes in plan equity for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

    Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the accompanying statements of assets, liabilities, and plan equity of the Hercules Incorporated Employee Savings Plan and the related statements of income and changes in plan equity is presented for purposes of additional analysis rather than to present the financial position and income and changes in plan equity of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



2400 Eleven Penn Center                                 Coopers & Lybrand L.L.P.
Philadelphia, Pennsylvania  19103
June 28, 1995

                                   SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                     HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN



                                     -------------------------------------------

                                       H. Eugene McBrayer, Chairman
                                       Finance Committee, Hercules Incorporated,
                                       Plan Administrator





Date:  June 28, 1995

                                 EXHIBIT INDEX

     Number                        Description

       23              Consent of Independent Accountants.